FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 001-34989

iSoftStone Holdings Limited

International Software Plaza

Building 9 Zhongguancun Software Park

No. 8 West Dongbeiwang Road, Haidian District

Beijing 100193, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

iSoftStone Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated March 5, 2012	4

Exhibit 99.2 — Press Release dated March 5, 2012	6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iSoftStone Holdings Limited

By:	/s/ Xiaosong Zhang
Name:	Xiaosong Zhang
Title:	Chief Financial Officer

Date: March 6, 2012

Exhibit 99.1

iSoftStone’s Announces Two Changes in Directors

Mr. Benson Tam returns to iSoftStone’s Board of Directors.

Ms. Ling He resigns from the Board to pursue other interests.

BEIJING, China, March 5, 2012 /PRNewswire-FirstCall/ — iSoftStone Holdings Limited (“iSoftStone” or the “Company,” NYSE: ISS), a leading China-based IT services and solutions provider, today announced that Ms. Ling He resigned as an iSoftstone director effective February 28, 2012. Ms. He joined the iSoftstone Board in 2009 in connection with pre-IPO investments in the Company by SeaBright China Special Opportunities Fund II, L.P., and CSOF Technology Investments Limited. Ms Ling intends to pursue other interests and there are no outstanding disputes between the Company and Ms. Ling relating to iSoftstone’s operations, policies or practices.

Mr. Benson Bing Chung Tam has rejoined as an independent Director on the iSoftStone Board of Directors with effect on March 1, 2012. Mr. Tam served as a pre-IPO iSoftStone director from 2007 until December 2010. Mr. Tam will also serve on the Company’s Audit Committee.

Mr. T.W. Liu, iSoftStone’s Chairman of the Board and Chief Executive Officer, said, “I thank Ms. Ling He for her substantial Board contributions during her two-plus year tenure. Her judgment and guidance were helpful in successfully transitioning iSoftstone to a NYSE listed company.”

“It is somewhat rare in any company is able to welcome back a board member, so I am particularly pleased that Mr. Benson Tam has agreed to rejoin us as an independent Director. Benson’s previous contributions to the Board were considerable, so we are very thankful to again have his wise counsel and expertise on the Board.”

Mr. Tam is a chartered accountant and prior to the Company’s December 2010 IPO served on the Company’s audit committee. From 2002 until February 29, 2012, Mr. Tam was a partner and head of technology investments at Fidelity Growth Partners Asia (formerly named Fidelity Asia Ventures). Prior to joining Fidelity Growth Partners Asia, Mr. Tam was a partner of Electra Partners Asia from 1998 to 2002, and was the founding director of Hellman & Friedman Asia from 1992 to 1998. Mr. Tam worked in M&A Corporate Finance at S.G. Warburg from 1989 to 1992.

About iSoftStone Holdings Limited

Founded in 2001, iSoftStone is a leading China-based IT services provider serving both greater China and global clients. iSoftStone provides an integrated suite of IT services and solutions including consulting & solutions, IT services, and business process outsourcing services. The company focuses on industry verticals that include technology, communications, banking, financial services, insurance, energy, transportation, and public sectors. iSoftStone’s American depositary shares began trading on the New York Stock Exchange on December 14, 2010. For more information, please visit http://www.isoftstone.com.

Media contact

iSoftStone Holdings Limited

Ms. Sophie Yang

Tel: +86 10 5874 9292

Email: jhyang@isoftstone.com

Investor contacts

iSoftStone Holdings Limited

Mr. Jonathan Zhang

Chief Financial Officer

Email: ir@isoftstone.com

Christensen

Mr. Tom Myers

Managing Director

Email: tmyers@christensenir.com

Source: iSoftStone Holdings Limited

www.isoftstone.com

Exhibit 99.2

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Reports Higher Revenues and Net Income for the year 2011

BEIJING, China, March 5, 2012 /PRNewswire-FirstCall/ – iSoftStone Holdings Limited (“iSoftStone,” or “the Company,” NYSE: ISS), a leading China-based IT services provider, today reported higher revenues, net income, and diluted earnings per ADS in its unaudited financial results for the fourth quarter and year ended December 31, 2011.

Fourth quarter 2011 financial and operating results

•	Net revenues increased 38.9% to $85.8 million in the fourth quarter 2011 from $61.8 million in the fourth quarter 2010.

•	Gross profit increased 30.3% to $30.5 million in the fourth quarter 2011 from $23.4 million in the fourth quarter 2010.

•	Net income was $2.3 million in the fourth quarter 2011 compared with a net loss of $3.9 million in the fourth quarter 2010.

•	Non-GAAP net income (note 1) increased 26.2% to $11.2 million in the fourth quarter 2011 from $8.9 million in the fourth quarter 2010.

•

Diluted earnings per American Depositary Share (“ADS”) were an income of $0.04 in the fourth quarter 2011 compared with a loss of $0.25 in the fourth quarter 2010. Each ADS represents 10 ordinary shares.

•	Non-GAAP diluted earnings per ADS (note 1) were $0.19 in the fourth quarter 2011 and $0.18 in the fourth quarter 2010.

•	Total number of employees increased 34.7% to 12,510 as of December 31, 2011 from 9,285 as of December 31, 2010.

Year 2011 financial and operating results

•	Net revenues increased 43.9% to $283.4 million in 2011 from $197.0 million in 2010.

•	Gross profit increased 43.5% to $102.3 million in 2011 from $71.3 million in 2010.

•	Net income increased to $19.0 million in 2011 from a net loss of $3.6 million in 2010.

•	Non-GAAP net income (note 1) increased 75.1% to $34.3 million in 2011 from $19.6 million in 2010.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

•	Diluted earnings per ADS were an income of $0.32 in 2011 and a loss of $0.46 in 2010. Each ADS represents 10 ordinary shares.

•	Non-GAAP diluted earnings per ADS (note 1) were $0.57 in 2011 and $0.43 in 2010.

Mr. T.W. Liu, iSoftStone’s Chairman and Chief Executive Officer, said, “I am very pleased with our results for both the fourth quarter and the year 2011. In the fourth quarter, we continued to grow our business in most measures, improve our operations, and optimize our cost structure. We executed our business strategy very well during the year. Net revenues in 2011 were up 44%, mostly on organic growth, non-GAAP net income was up 75% to $34.3 million from $19.6 million in 2010, and non-GAAP diluted earnings per ADS were up 33% to 57 cents from 43 cents in 2010, all clearly going in the right direction.

“Looking forward, I am confident we will continue our strong business momentum by sustaining client satisfaction, focusing on operating excellence, building new growth drivers, moving up the value chain, and deepening our penetration in key verticals. Despite facing continued global economic uncertainty and possible slower economic growth in China, plus cost inflation, we believe we can continue to achieve high business growth while improving our margin in 2012.”

Results of operations for the fourth quarter 2011

Net revenues

Net revenues increased $24.1 million or 38.9% to $85.8 million in the fourth quarter 2011 from $61.8 million in the fourth quarter 2010. The increase reflects mainly organic growth from existing and new clients.

Net revenues by service line

We derive net revenues by providing an integrated suite of IT services and solutions, including: (a) IT Services, which primarily includes application development and maintenance, or ADM, as well as R&D services, and infrastructure and software services; (b) Consulting & Solutions; and (c) Business Process Outsourcing (“BPO”) services. The following table shows our net revenues by service line.

US$ in thousands, except %	2010Q4%		2011Q4%
IT services
ADM	19,568	31.7%	30,238	35.2%
R&D	21,295	34.5%	23,951	27.9%
Infrastructure and software	3,242	5.2%	3,436	4.0%

IT services, total	44,105	71.4%	57,625	67.1%
Consulting & Solutions	14,559	23.6%	24,863	29.0%
BPO services	3,113	5.0%	3,350	3.9%

Total net revenues	61,777	100.0%	85,838	100.0%

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues from IT Services increased $13.5 million or 30.7% to $57.6 million in the fourth quarter 2011 from $44.1 million in the fourth quarter 2010. Net revenues from Consulting & Solutions increased $10.3 million or 70.8% to $24.9 million in the fourth quarter 2011 from $14.6 million in the fourth quarter 2010. Net revenues from BPO services increased 7.6% to $3.4 million in the fourth quarter 2011 from $3.1 million in the fourth quarter 2010. The below-than-average growth rate of net revenues from BPO services resulted from the completion of a significant project with a China bank which was partially offset by the increased revenues from an overseas bank. The increase of net revenues in each of other service lines was primarily a result of deepening and broadening our engagements with existing clients and the addition of new clients.

Net revenues by geographic markets

We classify our net revenues into the following geographic markets: Greater China (which includes China, Taiwan, Hong Kong and Macau) and Global (which includes the United States, Europe, Japan and others) based on the headquarters locations of our clients. The following table shows our net revenues by geographic markets.

US$ in thousands, except %	2010Q4%		2011Q4%
Greater China	34,972	56.6%	52,394	61.0%
Global:
United States	15,284	24.7%	21,107	24.6%
Europe	5,000	8.1%	5,665	6.6%
Japan	6,487	10.5%	6,417	7.5%
Others	34	0.1%	255	0.3%

Global total	26,805	43.4%	33,444	39.0%

Total net revenues	61,777	100.0%	85,838	100.0%

We have experienced balanced growth across our geographic markets. Our net revenues from Greater China clients increased $17.4 million or 49.8% to $52.4 million in the fourth quarter 2011 from $35.0 million in the fourth quarter 2010. Net revenues from Global clients increased $6.6 million or 24.8% to $33.4 million in the fourth quarter 2011 from $26.8 million in the fourth quarter 2010 among which the net revenues from Japan clients had a slight decrease as a result of certain projects postponed from 2011 to 2012.

Net revenues by client industry

We focus on serving clients in four target industry verticals, each with large and growing demand for IT services and solutions: technology; communications; banking, financial services and insurance, or BFSI; and energy, transportation and public sector. The following table shows our net revenues by client industry.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

US$ in thousands, except %	2010Q4%		2011Q4%
Technology	18,649	30.1%	26,300	30.6%
Communications	23,079	37.4%	31,443	36.6%
BFSI	13,724	22.2%	17,914	20.9%
Energy, transportation and public	3,010	4.9%	5,863	6.8%
Others	3,315	5.4%	4,318	5.1%

Total net revenues	61,777	100.0%	85,838	100.0%

Net revenues from technology clients increased $7.7 million or 41.0% to $26.3 million in the fourth quarter 2011 from $18.6 million in the fourth quarter 2010. Net revenues from communications clients increased $8.4 million or 36.2% to $31.4 million in the fourth quarter 2011 from $23.1 million in the fourth quarter 2010. Net revenues from BFSI clients increased $4.2 million or 30.5% to $17.9 million in the fourth quarter 2011 from $13.7 million in the fourth quarter 2010. Net revenues from energy, transportation and public sector clients increased $2.9 million or 94.8% to $5.9 million in the fourth quarter 2011 from $3.0 million in the fourth quarter 2010. Net revenues from Other industries increased $1.0 million to $4.3 million in the fourth quarter 2011 from $3.3 million in the fourth quarter 2010.

Net revenues by five largest clients

Net revenues from our five largest clients totaled $37.1 million or 43.2% of total net revenues in the fourth quarter 2011 compared with $27.8 million or 44.9% in the fourth quarter 2010. The reduced concentration in the five largest clients reflected increased revenues from a broader client base.

Net revenues by pricing method

We provide our services on a time-and-expense basis, a fixed-price basis, or for certain BPO services, on the basis of volume of work processed for our clients. The following table shows our net revenues by pricing method.

US$ in thousands, except %	2010Q4%		2011Q4%
Time-and-expense basis	22,556	36.5%	29,935	34.9%
Fixed-price basis	39,197	63.4%	55,039	64.1%
Volume basis (BPO)	24	0.1%	864	1.0%

Total net revenues	61,777	100.0%	85,838	100.0%

Net revenues from time-and-expenses basis projects increased $7.4 million or 32.7% to $29.9 million in the fourth quarter 2011 from $22.6 million in the fourth quarter 2010. Net revenues from fixed-price basis projects increased $15.8 million or 40.4% to $55.0 million in the fourth quarter 2011 from $39.2 million in the fourth quarter 2010. Net revenues from volume basis increased $0.8 million or 3500.0% to $0.9 million in the fourth quarter 2011 from $24,000 in the fourth quarter 2010.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Cost of revenues, gross profit, and gross profit margin

Cost of revenues increased $17.0 million or 44.2% to $55.3 million in the fourth quarter 2011 from $38.4 million in the fourth quarter 2010 primarily due to service delivery employees added to enable and match the growth of our business.

Gross profit increased $7.1 million or 30.3% to $30.5 million in the fourth quarter 2011 from $23.4 million in the fourth quarter 2010. Gross profit margin decreased to 35.5% in the fourth quarter 2011 from 37.9% in the fourth quarter 2010 primarily due to (a) general salary increase, (b) increase of subcontracting costs, and (c) additional amortization of intangible asset derived from acquisition of Adventier in August 2011, (d) partially offset by favorable business mix and efficiency improvements and more government subsidies recognized as a percentage of net revenues in the fourth quarter 2011.

Operating expenses

Operating expenses increased $5.6 million or 30.1% to $24.2 million in the fourth quarter 2011 from $18.6 million in the fourth quarter 2010 primarily due to higher salary and compensation expenses, including share-based compensation expenses, and rental expenses. The salary and compensation expenses increased as a result of our continuous investment in management capacity, sales force, and marketing efforts to support our revenue growth.

Excluding share-based compensation and amortization of intangible assets from acquisitions, the non-GAAP operating expenses (note 1) were $20.7 million or 24.1% of net revenues in the fourth quarter 2011 compared with $15.5 million or 25.0% of net revenues in the fourth quarter 2010. The decrease of operating expenses as a percentage of net revenues reflected the benefit of scalability from our earlier investments in management teams, sales and delivery network, and infrastructure.

Change in fair value of contingent consideration in connection with business combination

The total amount of change in fair value of contingent consideration in connection with business combination was an unfavorable change of $4.8 million in the fourth quarter 2011 compared with an unfavorable change of $0.2 million in the fourth quarter 2010. The $4.8 million in the fourth quarter 2011 mainly included $2.9 million and $1.8 million related to our acquisition of Ascend Technologies, Inc. (“Ascend”) and Adventier Consulting Group, Inc. (“Adventier”), respectively. Those two acquisition transactions contained contingent consideration arrangements based primarily on the performance of the acquired business for the periods ended September 30, 2011 and December 31, 2011, respectively. The fair value of contingent consideration was reassessed at each reporting date until it was settled and the change in fair value was charged to the statement of operations.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Income from operations

Income from operations was $1.6 million in the fourth quarter 2011 and $5.2 million in the fourth quarter 2010 due to the factors explained above.

Non-GAAP income from operations (note 1) increased $1.7 million or 19.3% to $10.5 million in the fourth quarter 2011 from $8.8 million in the fourth quarter 2010.

Interest expense

Interest expense was $18,000 in the fourth quarter 2011 and $2.2 million in the fourth quarter 2010. The interest expense in the fourth quarter 2011 was the interest accrued on short-term bank borrowings. The interest expense in the fourth quarter 2010 was mainly the interest of $1.7 million accrued for our convertible notes, and $0.4 million on short-term bank borrowings. By March 3, 2011, all our convertible notes, together with accrued interest thereon, were converted into our ordinary shares.

Change in fair value of convertible notes derivatives

In December 2009 and April 2010, the company issued $38.0 million of Series C convertible notes to various holders. Certain terms of our issued convertible notes were determined as embedded derivatives and were carried at fair value at each period end. Upon the closing of our initial public offering in December 2010, $18.0 million of our convertible notes, together with interest thereon, were converted into our ordinary shares. On March 3, 2011, the remaining $20.0 million of our convertible notes, together with interest thereon, were converted into ordinary shares. As a result of the conversion of all convertible notes by March 3, 2011, we had no change in fair value of convertible notes derivatives in the fourth quarter 2011 compared with a loss of $7.4 million in the fourth quarter 2010.

Income taxes benefit

Income tax benefit was $0.7 million in the fourth quarter 2011 compared with $0.5 million in the fourth quarter 2010 primarily as a result of increased deferred income tax benefit from losses generated by certain China entities, which losses we expect can be carried forward and be deducted against the future taxable income.

Net income (loss)

Net income was $2.3 million in the fourth quarter 2011 and a net loss of $3.9 million in the fourth quarter 2010. The improvement was due to the factors explained above.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Non-GAAP net income (note 1) increased $2.3 million or 26.2% to $11.2 million in the fourth quarter 2011 from $8.9 million in the fourth quarter 2010.

Earnings per ADS

Basic earnings per ADS were an income of $0.04 in the fourth quarter 2011 and a loss of $0.25 in the fourth quarter 2010.

Diluted earnings per ADS were an income of $0.04 in the fourth quarter 2011 and a loss of $0.25 in the fourth quarter 2010.

Non-GAAP diluted earnings per ADS (note 1) were an income of $0.19 in the fourth quarter 2011 and an income of $0.18 in the fourth quarter 2010.

Each ADS represents 10 ordinary shares.

Cash and Cash Flow

As of December 31, 2011, we had a cash balance of $101.2 million. Our net cash provided by operating activities in the fourth quarter 2011 was $13.6 million. Our net cash used in investing activities in the fourth quarter 2011 was $4.8 million including capital expenditures of $5.1 million. Within the capital expenditures, $1.8 million was related to the acquisition of the new office in Wuxi in July 2011.

To support our near future business growth, build additional source of capital funding to maintain a safe level of cash, we established credit facilities with various local banks for a total credit lines of $27.0 million in the fourth quarter 2011. The annual interest rates were in the range from 7.22% to 7.87%. We had drawn $15.1 million from the credit lines as of December 31, 2011.

Days sales outstanding (“DSO”) was 143 days for the fourth quarter 2011 and 135 days for the fourth quarter 2010. The higher DSO for the fourth quarter 2011 was mainly due to higher revenues from domestic China customers and fixed price projects. DSO is calculated by dividing average accounts receivable, net of deferred revenues, by the period’s gross revenues, and multiplying by the number of days in the period.

Results of operations for 2011

Net revenues

Net revenues increased $86.4 million or 43.9% to $283.4 million in 2011 from $197.0 million in 2010. The increase reflects mainly organic growth from existing and new clients.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues by service line

The following table shows our net revenues by service line.

US$ in thousands, except %	2010	%	2011	%
IT services
ADM	61,824	31.4%	97,445	34.5%
R&D	66,818	33.9%	85,661	30.2%
Infrastructure and software	6,230	3.2%	12,036	4.2%

IT services, total	134,872	68.5%	195,142	68.9%
Consulting & Solutions	54,327	27.6%	76,039	26.8%
BPO services	7,776	3.9%	12,236	4.3%

Total net revenues	196,975	100.0%	283,417	100.0%

Net revenues from IT Services increased $60.3 million or 44.7% to $195.1 million in 2011 from $134.9 million in 2010. Net revenues from Consulting & Solutions increased $21.7 million or 40.0% to $76.0 million in 2011 from $54.3 million in 2010. Net revenues from BPO services increased 57.4% to $12.2 million in 2011 from $7.8 million in 2010. The increase of net revenues in each service line was primarily a result of deepening and broadening our engagements with existing clients and addition of new clients.

Net revenues by geographic markets

The following table shows our net revenues by geographic markets.

US$ in thousands, except %	2010	%	2011	%
Greater China	110,077	55.9%	165,525	58.4%
Global:
United States	53,588	27.1%	71,371	25.2%
Europe	12,742	6.5%	21,370	7.5%
Japan	20,409	10.4%	24,328	8.6%
Others	159	0.1%	823	0.3%

Global total	86,898	44.1%	117,892	41.6%

Total net revenues	196,975	100.0%	283,417	100.0%

We have experienced balanced growth across our geographic markets. Our net revenues from Greater China clients increased $55.4 million or 50.4% to $165.5 million in 2011 from $110.1 million in 2010. Net revenues from Global clients increased $31.0 million or 35.7% to $117.9 million in 2011 from $86.9 million in 2010 among which the growth rate of net revenues from Japan clients was below than average as a result of certain projects postponed from 2011 to 2012.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues by client industry

The following table shows our net revenues by client industry.

US$ in thousands, except %	2010	%	2011	%
Technology	65,172	33.1%	85,578	30.2%
Communications	75,720	38.3%	108,648	38.3%
BFSI	33,592	17.1%	57,923	20.4%
Energy, transportation and public	12,508	6.4%	14,812	5.2%
Others	9,983	5.1%	16,456	5.9%

Total net revenues	196,975	100.0%	283,417	100.0%

Net revenues from technology clients increased $20.4 million or 31.3% to $85.6 million in 2011 from $65.2 million in 2010. Net revenues from communications clients increased $32.9 million or 43.5% to $108.6 million in 2011 from $75.7 million in 2010. Net revenues from BFSI clients increased $24.3 million or 72.4% to $57.9 million in 2011 from $33.6 million in 2010 resulting from our deeper penetration into the clients in BFSI industry in 2011. Net revenues from energy, transportation and public sector clients increased $2.3 million or 18.4% to $14.8 million in 2011 from $12.5 million in 2010 primarily as a result of the increased net revenues from some smart city projects in which area we made significant breakthrough in 2011 partially offset by the completion of a major project in 2010. Net revenues from Other industries increased $6.5 million to $16.5 million in 2011 from $10.0 million in 2010.

Net revenues by five largest clients

Net revenues from our five largest clients totaled $122.4 million or 43.2% of total net revenues in 2011 compared with $90.8 million or 46.1% in 2010. The reduced concentration in the five largest clients reflected increased revenues from a broader client base.

Net revenues by pricing method

The following table shows our net revenues by pricing method.

US$ in thousands, except %	2010	%	2011	%
Time-and-expense basis	79,366	40.3%	107,261	37.9%
Fixed-price basis	115,835	58.8%	172,695	60.9%
Volume basis (BPO)	1,774	0.9%	3,461	1.2%

Total net revenues	196,975	100.0%	283,417	100.0%

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues from time-and-expenses basis projects increased $27.9 million or 35.1% to $107.3 million in 2011 from $79.4 million in 2010. Net revenues from fixed-price basis projects increased $56.9 million or 49.1% to $172.7 million in 2011 from $115.8 million in 2010. Net revenues from volume basis projects increased $1.7 million or 95.1% to $3.5 million in 2011 from $1.8 million in 2010.

Cost of revenues, gross profit, and gross profit margin

Cost of revenues increased $55.4 million or 44.1% to $181.1 million in 2011 from $125.7 million in 2010 primarily due to service delivery employees added and subcontracting cost increases to enable and match the growth of our business.

Gross profit increased $31.0 million or 43.5% to $102.3 million in 2011 from $71.3 million in 2010. Gross profit margin remained essentially even at 36.1% in 2011 and 36.2% in 2010. In 2011, we managed to improve operation efficiency, optimize our service mix, favorably adjust pricing with certain clients, and leverage government support to offset the pressure from labor cost inflation.

Operating expenses

Operating expenses increased $16.5 million or 25.2% to $82.1 million in 2011 from $65.6 million in 2010 primarily due to: (a) increase of salary and compensation expenses, including share-based compensation expenses, as a result of our continuous investment in management capacity, sales force and marketing efforts to support our revenue growth as we expanded operations into Xi’an, Chengdu, Zhenjiang and Yancheng in 2011, (b) increase of rental expenses resulting from increased rental prices at certain offices, new rents of offices as we extended operation footprints in China and relocation of our US office, and (c) increase of professional service expenses including audit fees, legal counsel fees, and financial advisory fees as a public company.

Excluding share-based compensation and amortization of intangible assets from acquisitions, non-GAAP operating expenses (note 1) were $70.9 million or 25.0% of net revenues in 2011 compared with $55.6 million or 28.3% of net revenues in 2010. The decrease of operating expenses as a percentage of net revenues reflected the benefit of scalability from our earlier investments in management teams, sales and delivery network, and infrastructure.

Change in fair value of contingent consideration in connection with business combination

The total amount of change in fair value of contingent consideration in connection with business combination was an unfavorable change in fair value of $5.0 million in 2011, compared with a favorable change in fair value of $28,000 in 2010. The amount of $5.0 million in 2011 mainly included $3.0 million and $1.8 million related to our acquisition of Ascend and Adventier, respectively.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Income from operations

Income from operations was $17.4 million in 2011 and $10.3 million in 2010 due to the factors explained above.

Our non-GAAP income from operations (note 1) increased $14.2 million or 68.4% to $34.9 million in 2011 from $20.7 million in 2010.

Interest expense

Interest expense was $1.4 million in 2011 and $5.7 million in 2010. Interest expense in 2011 included imputed interest of $0.7 million accrued for our convertible notes, and $0.7 million of interest on short-term bank borrowings. The interest expense in 2010 was mainly the interest of $4.4 million accrued for our convertible notes, and $1.3 million on short-term bank borrowings. By March 3, 2011, all our convertible notes, together with accrued interest thereon, were converted into our ordinary shares.

Change in fair value of convertible notes derivatives

The change in fair value of convertible notes derivatives was recognized as a gain of $2.8 million in 2011 in our consolidated statement of operations compared with a loss of $8.4 million in 2010.

Income taxes benefit (expense)

Income tax expense was $0.3 million in 2011 compared with a benefit of $0.3 million in 2010 primarily as a result of increased profit or reduced loss in certain China entities and one overseas entity.

Net income (loss)

Net income was $19.0 million in 2011 and a net loss of $3.6 million in 2010. The improvement was due to the factors explained above.

Non-GAAP net income (note 1) increased $14.7 million or 75.1% to $34.3 million in 2011 from $19.6 million in 2010.

Earnings per ADS

Basic earnings per ADS were an income of $0.34 in 2011 and a loss of $0.46 in 2010.

Diluted earnings per ADS were an income of $0.32 in 2011 and a loss of $0.46 in 2010.

Non-GAAP diluted earnings per ADS (note 1) were an income of $0.57 in 2011 and an income of $0.43 in 2010.

Each ADS represents 10 ordinary shares.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Cash and Cash Flow

As of December 31, 2011, we had a cash balance of $101.2 million. Our net cash provided by operating activities in 2011 was $2.8 million. Our net cash used in investing activities in 2011 was $63.1 million including capital expenditures of $47.6 million. Within the capital expenditures, $36.0 million was related to the acquisition of the new office in Wuxi in July 2011.

Our balance of short-term borrowing was $37.3 million as of December 31, 2010, which we repaid all of them by June 30, 2011. To support our near future business growth, build additional source of capital funding to maintain a safe level of cash, we established credit facilities with various local banks for a total credit lines of $27.0 million in the fourth quarter 2011. The annual interest rates were in the range from 7.22% to 7.87%. We had drawn $15.1 million from the credit lines as of December 31, 2011.

Days sales outstanding was 150 days for 2011 and 145 days for 2010.

Outlook for the first quarter of 2012 and year 2012

For the first quarter 2012, iSoftStone expects to achieve the following targets:

•	Net revenues for the first quarter 2012 to be at least $79.0 million.

•	Net income for the first quarter 2012 to be at least $3.8 million.

•	Non-GAAP net income for the first quarter 2012 to be at least $7.0 million.

•

Non-GAAP diluted earnings per ADS for the first quarter 2012 to be at least $0.12, assuming 59.7 million average ADSs will be outstanding in the first quarter 2012. One ADS represents 10 ordinary shares.

For the year 2012, iSoftStone expects the following targets:

•	Net revenues in 2012 to be at least $375.0 million.

•	Net income in 2012 to be at least $31.0 million.

•	Non-GAAP net income in 2012 to be at least $45.0 million.

•	Non-GAAP diluted earnings per ADS in 2012 to be at least $0.73 assuming 61.5 million average ADSs will be outstanding in 2012. One ADS represents 10 ordinary shares.

The above quarterly and annual outlook of net income reflects an estimated income tax rate of 17.5% to 20.0% and the quarterly and annual outlook of non-GAAP net income reflects an estimated income tax rate of 12.5% to 15.0% which is higher than 2011 resulting from the expiration of the tax exemption or reduction holidays in certain entities in China by the end of 2011.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Non-GAAP measures

To supplement our financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation, amortization of intangible assets from acquisitions, interest expense of convertible notes, changes in fair value of convertible notes derivatives, and changes in fair value of contingent consideration in business combinations. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Note 1

Our non-GAAP information (including non-GAAP operating expenses, income from operations, net income, and diluted earnings per ADS) excluded share-based compensation, interest expense of convertible notes, change in fair value of convertible notes derivatives, changes in fair value of contingent consideration in connection with business combination, and amortization of intangible assets from acquisitions. For a reconciliation of our non-GAAP measures to our U.S. GAAP measures, please see the reconciliation tables at the end of this earnings release.

Conference Call on March 5, 2012

iSoftStone will host an earnings conference call and live webcast covering its fourth quarter and year 2011 financial results at 8:00 a.m. Eastern Standard Time (New York) on March 5, 2012 (which is also 9:00 p.m. in Beijing and Hong Kong on March 5).

The dial-in details for the live conference call are:

U.S. toll-free	1 866 519 4004

U.S. toll	1 718 354 1231

Mainland China toll-free	800 819 0121 (Domestic)

400 620 8038 (Domestic mobile)

Hong Kong toll-free	800 930 346

Participant pass code	ISS

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

A live and archived webcast of the conference call will be available in the investors section of iSoftStone’s website at www.isoftstone.com. To join the webcast, please go to iSoftStone’s website at least 15 minutes prior to the start of the call to register and download and install any necessary audio software.

A telephone replay of the call will be available two hours after the conclusion of the conference call through 11:59 p.m. Eastern Daylight Time on March 12, 2012. The dial-in details for the replay are as follows: U.S. toll-free at 1 866 214 5335, international dial-in at +61 2 8235 5000, and the replay pass code is 5047 2886.

Safe harbor statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include our preliminary unaudited results for the fourth quarter 2011 and year 2011, our financial outlook for the first quarter and year 2012, our assessment of the business environment in greater China and globally (including expectations as to inflation rates in China), our ability to achieve continued operational and delivery efficiencies and a diversified revenue base and our expectations regarding continued strong client demand for, and related purchasing patterns for, our service offerings both with respect to existing contracts and new contracts.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the fourth quarter and year 2011 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the first quarter and year 2012, continue to realize operational and delivery efficiencies and continued strong client demand or achieve a diversified revenue base, effectively capitalize on our growth opportunities and strategies, enter targeted markets, or otherwise grow our business in the manner planned, successfully complete planned acquisitions or strategic investments or recognize the anticipated benefits of our acquisitions and strategic investments, on a timely basis or at all. Our customers may vary their purchasing patterns in response to the economic environment in Greater China and globally. In addition, other risks and uncertainties that could cause our actual results to differ from what we currently anticipate include: our ability to effectively manage our rapid growth; intense competition from China-based and international IT services companies; our ability to attract and retain sufficiently trained professionals to support our operations; and our ability to anticipate and develop new services and enhance existing services to keep pace with rapid changes in technology and in our selected industries. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see “Risk Factors” that begins on page 6 of our 2010 Annual Report on Form 20-F that we filed with the U.S. Securities and Exchange Commission on May 31, 2011, which can be found on our website at www.isoftstone.com and at www.sec.gov.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

All projections (including our first quarter 2012 and year 2012 financial outlook) in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Such information speaks only as of the date of this release.

About iSoftStone Holdings Limited

Founded in 2001, iSoftStone is a leading China-based IT services provider serving both Greater China and global clients. iSoftStone provides an integrated suite of IT services and solutions including consulting & solutions, IT services, and business process outsourcing services. The company focuses on industry verticals that include technology, communications, banking, financial services, insurance, energy, transportation, and public sectors.

iSoftStone’s American depositary shares began trading on the New York Stock Exchange on December 14, 2010.

For more information, please visit www.isoftstone.com.

iSoftStone Holdings Limited

Mr. Jonathan Zhang

Chief Financial Officer

ir@isoftstone.com

Christensen

Mr. Tom Myers, +86-139-1141-3520

tmyers@christensenir.com

Source: iSoftStone Holdings Limited

www.isoftstone.com

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	December 31, 2010	December 31, 2011
Cash	181,080	101,196
Restricted cash	2,873	1,581
Accounts receivable, net of allowance	101,943	152,663
Other current assets	11,480	23,052

Total current assets	297,376	278,492
Property and equipment	17,900	55,791
Land use right	—	3,242
Intangible assets	5,618	4,688
Goodwill	19,371	24,597
Other non-current assets	2,766	11,246

Total assets	343,031	378,056

Accounts payable	12,916	15,924
Deferred revenue	5,716	8,387
Short-term borrowings	37,275	15,094
Convertible notes	29,415	—
Other current liabilities	30,372	40,454

Total current liabilities	115,694	79,859
Other non-current liabilities	1,907	3,438

Total liabilities	117,601	83,297

Shareholders’ equity (note a)	224,424	293,160
Noncontrolling interest	1,006	1,599

Total liabilities and shareholders’ equity	343,031	378,056

Note a:

As of December 31, 2011, the number of ordinary shares issued and outstanding was 557,682,406.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except per share data)

	Three-month periods		Year
	ended December, 31		ended December, 31
	2010	2011	2010	2011
Revenues	62,915	87,516	200,783	288,384
Business tax	(1,138)	(1,678)	(3,808)	(4,967)

Net revenues	61,777	85,838	196,975	283,417
Cost of revenues	(38,355)	(55,323)	(125,689)	(181,121)

Gross profit	23,422	30,515	71,286	102,296
Operating expenses:
General and administrative expenses	(11,312)	(14,793)	(44,277)	(50,768)
Selling and marketing expenses	(5,983)	(8,466)	(17,468)	(27,685)
Research and development expenses	(1,335)	(985)	(3,852)	(3,684)

Total operating expenses	(18,630)	(24,244)	(65,597)	(82,137)
Change in fair value of contingent consideration in connection with business combination	(203)	(4,826)	28	(4,969)
Other income (expense), net	237	(147)	262	324
Government subsidies	359	299	3,269	1,840
Gain on deconsolidation of Wuxi iCarnegie	—	—	1,079	—

Income from operations	5,185	1,597	10,327	17,354
Interest income	82	202	180	1,118
Interest expense	(2,161)	(18)	(5,742)	(1,424)
Change in fair value of convertible notes derivatives	(7,400)	—	(8,428)	2,832

Income (loss) before provision for income taxes and loss in equity method investments, net of income taxes	(4,294)	1,781	(3,663)	19,880
Income taxes benefit (expense)	459	727	288	(319)

Income (loss) after income tax before loss in equity method investments, net of income taxes	(3,835)	2,508	(3,375)	19,561
Loss in equity method investments, net of income taxes	(57)	(223)	(245)	(565)

Net income (loss)	(3,892)	2,285	(3,620)	18,996

Earnings (loss) per share (In US$)
Basic	(0.02)	—	(0.05)	0.03
Diluted	(0.02)	—	(0.05)	0.03
Earnings (loss) per ADS (In US$)
Basic	(0.25)	0.04	(0.46)	0.34
Diluted	(0.25)	0.04	(0.46)	0.32
Weighted average shares (In thousands)
Basic	192,086	555,647	149,341	547,144
Diluted	192,086	586,067	149,341	592,082

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statements of Cash Flows

(US dollars in thousands)

	Three-month periods ended December, 31		Year ended December, 31
	2010	2011	2010	2011
Cash flows from operating activities
Net income (loss)	(3,892)	2,285	(3,620)	18,996
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Share-based compensation	2,729	3,002	8,546	9,331
Depreciation of property and equipment	1,166	2,166	4,674	7,012
Amortization of intangible assets	807	1,434	1,965	3,432
Amortization of land use right	—	30	—	30
Provision of allowance for doubtful accounts	549	849	2,515	2,438
Loss on equity method investments	57	226	245	565
Gain on deconsolidation of Wuxi iCarnegie	—	—	(1,079)	—
Loss on disposal of property and equipment	33	57	168	313
Changes in fair value for contingent consideration	203	4,826	(28)	4,969
Changes in fair value of convertible notes derivatives	7,400	—	8,428	(2,832)
Imputed interest expense in connection with convertible notes	1,741	—	4,418	654
Changes in operating assets and liabilities:
Accounts receivable	(1,039)	(11,959)	(29,631)	(46,447)
Other assets	1,204	3,090	(5,079)	(7,455)
Accounts payable	(573)	4,371	4,895	1,607
Other liabilities	1,989	3,232	5,082	10,163

Net cash provided by operating activities	12,374	13,609	1,499	2,776
Cash flows from investing activities
Purchase of property and equipment	(1,200)	(3,233)	(11,662)	(44,357)
Purchase of land use right	—	(1,820)	—	(3,239)
Deferred and contingent consideration paid for business acquisitions	(2,557)	—	(3,793)	(5,022)
Payment of the cost of long-term investments	—	—	(18)	(12,036)
Proceeds from sale of long-term investments	—	315	—	315
Proceeds from deconsolidation of Wuxi iCarnegie	—	—	176	—
Purchase of intangible assets	—	—	—	(107)
Consideration paid for acquiring of noncontrolling interest	—	—	(30)	—
Restricted cash	2,832	(52)	(1,683)	1,374

Net cash used in investing activities	(925)	(4,790)	(17,010)	(63,072)
Cash flows from financing activities
Proceeds from issuance of ordinary shares	127,686	—	127,686	—
Proceeds from sale of ordinary shares	—	—	—	211
Payment of offering cost in connection with the issuance of ordinary shares	(2,580)	—	(2,580)	(1,485)
Proceeds from exercise of options	29	780	29	4,032
Proceeds from sale of ordinary shares to a former employee	445	—	445	—
Proceeds from issuance of convertible notes, net of issuance cost of $367	—	—	8,633	—
Proceeds from short-term borrowings	14,325	14,941	40,772	14,941
Payments of short-term borrowings	(8,989)	—	(32,498)	(37,627)
Deferred and contingent consideration paid for business acquisitions	(891)	(1,697)	(891)	(2,184)
Capital contribution from noncontrolling interest shareholder	242	—	242	349
Payment for the investment by a subsidiary in parent company	(2,000)	—	(2,000)	—

Net cash provided by (used in) financing activities	128,267	14,024	139,838	(21,763)
Effect of exchange rate changes	950	486	1,615	2,175

Net increase (decrease) in cash and cash equivalents	140,666	23,329	125,942	(79,884)
Cash at beginning of period	40,414	77,867	55,138	181,080

Cash at end of period	181,080	101,196	181,080	101,196

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands, except per share data)

1.	Reconciliation of Non-GAAP financial operating expenses, income from operations and net income (loss) to comparable GAAP measures

	Three-month periods				Three-month periods
	ended December, 31, 2010				ended December, 31, 2011
	GAAP	Adjustments		Non- GAAP	GAAP	Adjustments		Non- GAAP
Operating expenses	(18,630)	3,169	(a)	(15,461)	(24,244)	3,529	(d)	(20,715)
Income from operations	5,185	3,628	(a)(b)	8,813	1,597	8,914	(d)(e)	10,511
Net income (loss)	(3,892)	12,769	(a)(b)(c)	8,877	2,285	8,914	(d)(e)	11,199

	Year ended December, 31, 2010				Year ended December, 31, 2011
	GAAP	Adjustments		Non- GAAP	GAAP	Adjustments		Non- GAAP
Operating expenses	(65,597)	9,951	(f)	(55,646)	(82,137)	11,241	(i)	(70,896)
Income from operations	10,327	10,372	(f)(g)	20,699	17,354	17,502	(i)(j)	34,856
Net income (loss)	(3,620)	23,218	(f)(g)(h)	19,598	18,996	15,324	(i)(j)(k)	34,320

Notes:

(a)	Adjustments to exclude share-based compensation of $2,660 and amortization of intangible assets from acquisitions of $509 from the unaudited condensed consolidated statement of operations.
(b)	Adjustments to exclude share-based compensation of $69, amortization of intangible assets from acquisitions of $187 and change in fair value of contingent consideration connection with business combinations of $203 from the unaudited condensed consolidated statement of operations.
(c)	Adjustments to exclude interest expenses of convertible notes of $1,741 and change in fair value of convertible notes derivatives of $7,400 from the unaudited condensed consolidated statement of operations.
(d)	Adjustments to exclude share-based compensation of $2,902 and amortization of intangible assets from acquisitions of $627 from the unaudited condensed consolidated statement of operations.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

(e)	Adjustments to exclude share-based compensation of $100, amortization of intangible assets from acquisitions of $459 and change in fair value of contingent consideration connection with business combinations of $4,826 from the unaudited condensed consolidated statement of operations.
(f)	Adjustments to exclude share-based compensation of $8,371 and amortization of intangible assets from acquisitions of $1,580 from the unaudited condensed consolidated statement of operations.
(g)	Adjustments to exclude share-based compensation of $175, amortization of intangible assets from acquisitions of $274 and change in fair value of contingent consideration connection with business combinations of $(28) from the unaudited condensed consolidated statement of operations.
(h)	Adjustments to exclude interest expenses of convertible notes of $4,418, change in fair value of the return rate reset feature of convertible notes of $2,365 and change in fair value of conversion feature of convertible notes of $6,063 from the unaudited condensed consolidated statement of operations.
(i)	Adjustments to exclude share-based compensation of $9,024 and amortization of intangible assets from acquisitions of $2,217 from the unaudited condensed consolidated statement of operations.
(j)	Adjustments to exclude share-based compensation of $307, amortization of intangible assets from acquisitions of $985 and change in fair value of contingent consideration connection with business combinations of $4,969 from the unaudited condensed consolidated statement of operations.
(k)	Adjustments to exclude interest expenses of convertible notes of $654 and change in fair value of convertible notes derivatives of $(2,832) from the unaudited condensed consolidated statement of operations.

2.	Reconciliation of diluted EPS to Non-GAAP diluted EPS for the fourth quarter

	Three-month periods ended Dec. 31, 2010				Three-month periods ended Dec. 31, 2011
	GAAP measures	Adjustments		Non-GAAP measures	GAAP measures	Adjustments	Non-GAAP measures
Weighted average ordinary shares outstanding used in computing diluted EPS (In thousands)	192,086	302,026	(a)	494,112	586,067	—	586,067	(b)
Diluted earnings per share (In US$)	(0.02)			0.02	—		0.02
Diluted earnings per ADS (In US$)	(0.25)			0.18	0.04		0.19

Notes:

(a)	The adjustments mainly represent (i) addition of impact of Series A convertible preference shares and Series B convertible redeemable preference shares assumed to have been converted into ordinary shares at the beginning of the period; (ii) addition of impact of convertible notes assumed to have been converted into ordinary shares at the beginning of the period (or at time of issuance, if later); (iii) addition of impact of share options and nonvested shares assumed to have been exercised at the beginning of the period (or at time of issuance, if later).

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

(b)	In the earning release of last quarter, we estimated 59.6 million average ADSs or 596.0 million shares will be outstanding in the fourth quarter 2011. The difference with the actual number of 586.1 million shares was primarily due to the delay of new option grants and the less impact of existing stock option resulting from a lower stock price than our original estimates.

3.	Reconciliation of diluted EPS to Non-GAAP diluted EPS for the years

	Year ended Dec. 31, 2010				Year ended Dec. 31, 2011
	GAAP measures	Adjustments		Non-GAAP measures	GAAP measures	Adjustments		Non-GAAP measures
Weighted average ordinary shares outstanding used in computing diluted EPS (In thousands)	149,341	316,514	(a)	465,855	592,082	3,458	(b)	595,540
Diluted earnings per share (In US$)	(0.05)			0.04	0.03			0.06
Diluted earnings per ADS (In US$)	(0.46)			0.43	0.32			0.57

Note:

(a)	The adjustments mainly represent (i) addition of impact of Series A convertible preference shares and Series B convertible redeemable preference shares assumed to have been converted into ordinary shares at the beginning of the period; (ii) addition of impact of convertible notes assumed to have been converted into ordinary shares at the beginning of the period (or at time of issuance, if later); (iii) addition of impact of share options and nonvested shares assumed to have been exercised at the beginning of the period (or at time of issuance, if later).
(b)	The adjustments represent addition of impact of convertible notes assumed to have been converted into ordinary shares at the beginning of the period (or at time of issuance, if later).